The Huntington Investment Company

(A Wholly Owned Subsidiary of Huntington Bancshares Incorporated)

Statement of Financial Condition as of December 31, 2025 and Report of the Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34867

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2025** AND ENDING **12/31/2025**
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **The Huntington Investment Company**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

41 South High Street, 4th Floor
(No. and Street)

Columbus	**OH**	**43215**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Melanie Hamilton	**614-480-5150**	melanie.hamilton@huntington.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

41 South High Street, Suite 2500	**Columbus**	**OH**	**43215**
(Address)	(City)	(State)	(Zip Code)

10/20/2003	**238**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Melanie K. Hamilton__ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __The Huntington Investment Company__ , as of __December 31__ , 2 __025__ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *Melanie K. Hamilton*

Title:

Principal Financial Officer

This filing** contains (check all applicable boxes):

☑ (a) Statement of financial condition.

☑ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

THE HUNTINGTON INVESTMENT COMPANY

(A Wholly Owned Subsidiary of Huntington Bancshares Incorporated)

TABLE OF CONTENTS

	Page
Report of Independent Registered Public Accounting Firm	4
Statement of Financial Condition as of December 31, 2025	5
Notes to Financial Statement	6

Public Pursuant to SEC Rule 17a-5(e)(3)



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of The Huntington Investment Company

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of The Huntington Investment Company (the "Company") as of December 31, 2025, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Columbus, Ohio
March 2, 2026

We have served as the Company's auditor since 2015.

www.pwc.com

PricewaterhouseCoopers LLP, 41 South High Street
Suite 2500, Columbus, Ohio 43215
T: (615) 225-8700

THE HUNTINGTON INVESTMENT COMPANY
(A Wholly Owned Subsidiary of Huntington Bancshares Incorporated)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025

ASSETS

Cash	$	21,356,648
Receivable from clearing broker		34,127,959
Accounts receivable		3,623,932
Prepaid expenses		1,366,281
Intangible assets (net of accumulated amortization of $1,817,478)		1,330,337
Net deferred tax assets		2,797,974
Other assets		2,215,010
TOTAL ASSETS	$	66,818,141

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:		
Payable to affiliate		11,207,277
Accrued personnel expenses		8,412,900
Accrued expenses		2,562,970
Total liabilities	$	22,183,147

COMMITMENTS AND CONTINGENT LIABILITIES (NOTE 13)

SHAREHOLDER'S EQUITY:		
Common stock without par value and additional paid-in capital — 750 shares authorized; 625 shares issued and outstanding	$	36,127,360
Retained earnings		8,507,634
Total shareholder's equity	$	44,634,994
TOTAL LIABILITIES & SHAREHOLDER'S EQUITY	$	66,818,141

The accompanying notes are an integral part of the financial statement.

Public Pursuant to SEC Rule 17a-5(e)(3)

THE HUNTINGTON INVESTMENT COMPANY
(A Wholly Owned Subsidiary of Huntington Bancshares Incorporated)

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2025

---

1. ORGANIZATION AND BUSINESS

Description of business — The Huntington Investment Company (HIC or the Company) is a wholly owned subsidiary of Huntington Bancshares Incorporated (HBI). HIC is primarily engaged in the retail investments business and is registered with the U.S. Securities and Exchange Commission (SEC) as an introducing securities broker-dealer under the Securities Exchange Act of 1934. HIC is a member of the Financial Industry Regulatory Authority (FINRA) and is a member of the Securities Investor Protection Corporation (SIPC). HIC is also a SEC-registered investment adviser. As of February 24, 2020, the Company began doing business as Huntington Financial Advisors (HFA).

HIC does not hold customer funds or securities. National Financial Services LLC (NFS) clears customer securities transactions and carries the customer accounts on a fully disclosed basis as customers of NFS.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation — The accompanying financial statement includes the accounts of HIC and has been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Segment reporting — HIC is in the business of retail investments as an introducing securities broker-dealer and an SEC- registered investment adviser. It has a single reportable segment which constitutes all of the consolidated entity. HIC's CODM is its President who uses net income and budget-to-actual variances to assess performance of the segment, allocate resources and determine the compensation of certain employees.

Use of estimates — The preparation of the financial statement in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statement and the accompanying notes. Management believes that the estimates utilized in preparing its financial statement are reasonable and prudent. Actual results could differ from those estimates.

Revenue from contracts with customers - Revenue from contracts with customers includes commission income and fees from asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Judgment may be required to determine whether performance obligations are satisfied at a point in time or over time; how to

Public Pursuant to SEC Rule 17a-5(e)(3)

allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Cash – Cash consists primarily of cash in banks and deposits with The Huntington National Bank (HNB) and PNC Bank, which are readily convertible to known amounts of cash without prior notice or penalty. Cash amounts at December 31, 2025 exceeds the amount covered by the Federal Deposit Insurance Corporation (FDIC) deposit insurance.

Income taxes – Income taxes are accounted for using the asset and liability method in accordance with the provisions of ASC 740, *Income Taxes*. Under this method, deferred income taxes are determined based upon enacted tax rates applied to the differences between the financial statement and tax bases of assets and liabilities. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income at the time of enactment of such change in tax rates.

HIC accounts for uncertainties in income taxes in accordance with ASC 740, *Income Taxes*. As of December 31, 2025, there were no unrecognized tax benefits. HIC does not anticipate the total amount of unrecognized tax benefits to significantly change within the next 12 months.

Intangible assets - Intangible assets are recorded at their estimated fair value at the date of acquisition and are amortized using the sum-of-the-years-digits method over their estimated useful lives. The assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.

Fair value measurement — HIC's financial instruments are carried at fair value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. A three-level valuation hierarchy was established for disclosure of fair value measurements. The valuation hierarchy is based upon the observability of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

Level 1 — Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 — Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement. Financial instruments are considered Level 3 when values are determined using pricing models, discounted cash flow methodologies, or similar techniques, and at least one significant model assumption or input is unobservable.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Share-based compensation — Certain employees of HIC participate in the HBI share-based compensation plans. HBI follows the fair value based method of accounting for awards of HBI stock (HBAN) granted to employees under various stock option and restricted share plans. Stock compensation costs are recognized prospectively for all new awards granted under these plans. Compensation expense related to share options is calculated using a methodology that is based on the underlying assumptions of the Black-Scholes pricing model and is charged to expense over the requisite service period (i.e. vesting period). HIC's allocation of this expense is reflective of share-based compensation activity related to HIC employees.

Pension and other postretirement benefits – Eligible employees of HIC participate in the employee benefit programs of HBI. The asset associated with HIC's portion of the HBI pension plan is recognized on the Statement of Financial Condition in Post-retirement benefit plan assets. Net postretirement benefit cost charged to current earnings related to these plans is based on various actuarial assumptions regarding expected future experience. Certain employees are participants in various defined contribution and other non-qualified supplemental retirement plans. Our contributions to these plans are charged to current earnings. In addition, HBI maintains a 401(k) plan covering substantially all employees. Employer contributions to the plan, which are charged to current earnings, are based on employee contributions.

Credit losses — The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis in accordance with FASB ASC 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses, if any, as an allowance for credit losses. For financial assets measured at amortized cost basis the allowance for credit losses would be reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses would be reported as credit loss expense. See Note 4 for consideration of impact and financial assets in scope of ASC 326-20.

Public Pursuant to SEC Rule 17a-5(e)(3)

3.   **REVENUE FROM CONTRACTS WITH CUSTOMERS**

Receivables for revenue from contracts with customers are recognized when the performance obligation is satisfied and the Company has an unconditional right to the revenue. The Company continually monitors collections and payments and maintains a reserve for uncollected receivables. The reserve is based upon historical collection experience and specific collection issues that have been identified. The reserve is adjusted monthly. Receivables related to revenues from contracts with customers are included on the Statement of Financial Condition as Accounts Receivable and were $3,623,932, net of reserves of $602,948, as of December 31, 2025. In addition, receivables for asset-based fees were $2,726,247 at December 31, 2025 and included in Receivable from Clearing Broker on the Statement of Financial Condition.

4.   **RECEIVABLES FROM AND PAYABLE TO CLEARING BROKER**

Receivables from clearing broker on the Statement of Financial Condition of $34,127,959 at December 31, 2025 is presented net and consists of the following:

	Payable	Receivable	Total
Payable to clearing broker for clearing expense	$ (506,996)	$ —	$ (506,996)
Asset-based fees receivable	—	2,726,247	2,726,247
Cash held in accounts at clearing broker	—	30,731,496	30,731,496
Distribution fees receivable	—	890,000	890,000
Commissions receivable	—	171,514	171,514
Deposit at clearing broker	—	50,000	50,000
Other receivables from clearing broker	—	65,698	65,698
	$ (506,996)	$ 34,634,955	$ 34,127,959

The Company continually reviews the credit quality of its counterparties and has not experienced any material losses. As of December 31, 2025, the allowance for credit losses on receivables from NFS was $0.

Under the Company's clearing agreement all securities are held by and cleared through NFS. Settlement of net receivables and payables is in accordance with the master service agreement. The Company has also established an arrangement to obtain financing from NFS related to any trading activity. Financing under this arrangement is secured by the trading securities purchased by the Company. NFS charges the Company the prevailing Targeted Federal Funds rate plus 25 basis points for net debit balances. For any credit balance, NFS will pay the Federal Funds

Public Pursuant to SEC Rule 17a-5(e)(3)

rate less 50 basis points. Interest is paid to NFS based on the daily outstanding balance owed to NFS.

Cash and financial instruments on deposit with counterparties may serve to collateralize amounts due and may serve to satisfy margin requirements and financial instruments may be rehypothecated by the counterparties.

5.   BUSINESS RISKS AND UNCERTAINTIES

Weak market performance may adversely affect sales of investment products and cause potential purchasers to refrain from new or additional investments, and may cause current investors to withdraw from the market or reduce their rates of ongoing investment. Asset-based fees account for 48% of the revenue of the company while commissions related to the sale of annuity products account for 41% of the revenue of the Company. Consequently, a decrease in sales of asset based fee products or annuity products or a decrease in assets under management could impact the total revenue of the Company.

6.   INTANGIBLE ASSETS

On October 16, 2021, HIC purchased a book of customer accounts from HNB that was valued at $2,895,634. An intangible asset was recorded that will be amortized over its estimated useful life of 12 years. Also on October 16, 2021, HIC purchased a book of customer accounts valued at $252,181 from TCF Agency Insurance Services, Inc., a wholly owned subsidiary of HNB. An intangible asset was recorded that will be amortized over its estimated useful life of 6 years. At December 31, 2025, HIC's Intangible assets on the Statement of Financial Condition was $1,330,337. The gross carrying amount as of December 31, 2025 is $3,147,815 and accumulated amortization is $1,817,478.

7.   INCOME TAXES

HIC is included in the consolidated federal return of HBI. HBI's federal consolidated tax provision is allocated to its separate subsidiary companies on the basis of separate return computations. HIC is included in certain of HBI's unitary and combined state income and state franchise tax returns. HBI's unitary and combined state income tax provision is allocated to each member of the unitary and combined filing group. Under the intercompany federal and state tax allocation agreement with HBI,

Public Pursuant to SEC Rule 17a-5(e)(3)

HIC provides and remits federal and state income taxes to or receives a federal or state income tax benefit from the taxpaying member.

HBI and its subsidiaries file income tax returns in the U.S. federal jurisdiction and various state and city jurisdictions. Federal income tax audits have been completed through 2019. The 2020-2024 tax years remain open under the standard statute of limitations. With few exceptions, HIC is no longer subject to state and local income tax examinations for tax years before 2021.

Income tax expense computed at the statutory rate of 21% differs from reported income tax expense due primarily to state taxes. Federal and state income taxes paid, net of refunds, by HIC to the taxpaying entity during 2025 were $6,488,549 net payments.

In 2025, state and local income taxes in Illinois, California, Pennsylvania and New York comprise the majority of the domestic state and local income taxes, net of federal effect category.

Income taxes paid, net of refunds received, disaggregated by federal, state, local, and foreign tax jurisdictions in which income taxes paid (net of refunds received) are equal to or greater than five percent of total income taxes paid (net of refunds received), are summarized as follows:

Federal	$	5,840,255
State and local:		
Other		648,294
Total state and local		648,294
Total income taxes paid, net of refunds received	$	6,488,549

Public Pursuant to SEC Rule 17a-5(e)(3)

The significant components of deferred tax assets and liabilities at December 31, 2025 were as follows:

Deferred tax assets:		
Pension and other employee benefits	$	1,928,287
Accrued expenses		596,320
State income taxes		58,008
Other		215,359
Total deferred tax assets	$	2,797,974
Deferred tax liabilities:	$	—
Total deferred tax liabilities	$	—
Net deferred tax assets	$	2,797,974

HIC accounts for uncertainties in income taxes in accordance with ASC 740, *Income Taxes*. As of December 31, 2025, there were no unrecognized tax benefits.

There were no amounts accrued for interest and penalties for the year ended December 31, 2025.

8. SHARE-BASED COMPENSATION

HBI sponsors nonqualified and incentive share based compensation plans which provide for the granting of stock options and other awards to officers, directors, and other employees of the Company. Stock options are granted at the closing market price on the date of the grant. Options granted typically vest ratably over four years or when other conditions are met. Stock options, which represented a portion of the grant values, have no intrinsic value until the stock price increases. Options granted on or after May 1, 2015 have a term of seven years. All options granted on or before April 30, 2015 have a term of ten years.

HBI also grants restricted stock units to certain employees of the Company. Restricted stock units are issued at no cost to the recipient, and can be settled only in shares at the end of the vesting period. Restricted stock units do not provide the holder with voting rights or cash dividends during the vesting period, but do accrue a dividend equivalent that is paid upon vesting, and are subject to

certain service restrictions. The fair value of these awards is the closing market price of HBI's common stock on the grant date.

The following table summarizes the status of the Company's restricted stock units as of December 31, 2025, and activity for the year ended December 31, 2025:

	Quantity	Weighted-Average Grant Date Fair Value
Nonvested at January 1, 2025	596,927	$14.12
Granted	360,456	16.41
Assumed	1,905	17.78
Forfeited	(28,914)	14.95
Vested	(226,177)	14.61
Nonvested at December 31, 2025	704,197	$15.11

The fair value of awards granted to HIC employees in 2025 totaled $5,459,463. As of December 31, 2025, the total unrecognized compensation cost related to nonvested awards was $5,321,217. Share-based compensation is recorded as a capital contribution from HBI.

9.   **RETIREMENT PLANS**

Eligible employees of HIC participate in the employee benefit programs of HBI. HBI sponsors the Plan, a non-contributory defined benefit pension plan covering substantially all employees hired or rehired prior to January 1, 2010. The Plan, which was modified in 2013 and no longer accrues service benefits to participants, provides benefits based upon length of service and compensation levels. The funding policy of HBI is to contribute an annual amount that is at least equal to the minimum funding requirements but not more than the amount deductible under the Internal Revenue Code. During the 2013 third quarter, the HBI board of directors approved, and management communicated, a curtailment of the HBI's pension plan effective December 31, 2013.

HIC's portion of the projected benefit obligation under the Plan was $19,527,714 at December 31, 2025. As of December 31, 2025 HIC's portion of the fair value of plan assets exceeded HIC's projected benefit obligation under the plan by $2,212,555 which is included on the Statement of Financial Condition.

10. **FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK**

HIC clears securities transactions through NFS on a fully disclosed basis. HIC's exposure to credit risk associated with nonperformance of its customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the customers' ability to satisfy their obligations to HIC. HIC does not anticipate nonperformance by customers in the above situations. HIC, through NFS, seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. NFS monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral, or reduce positions, when necessary. HIC's policy is to monitor its market exposure and counterparty risk. In addition, HIC has a policy of reviewing, as considered necessary, the credit standing of each customer with whom it conducts business.

Pursuant to its agreement with NFS, HIC agrees to indemnify NFS in the event an introduced customer margin call is not met and NFS incurs a loss. HIC is responsible for payment to NFS for any loss, liability, damage, cost, or expense incurred as a result of customers failing to comply with margin or margin maintenance calls on all margin accounts. HIC introduced customer margin accounts at NFS as of December 31, 2025 was $5,103,290, which were fully collateralized. In the event of any customer default on a margin call, HIC has rights to the underlying collateral provided. Considering the existence of sufficient underlying collateral and the negligible credit losses, HIC does not believe it has material exposure under the margin account guarantees and, therefore, has not recorded a loss reserve.

HIC is also engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event that the counterparties do not fulfill their obligations, HIC may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is HIC's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

11. **RELATED-PARTY TRANSACTIONS**

Cash in the amount of $7,871,474 was held in HNB deposit accounts at December 31, 2025, which exceeds the amount covered by the Federal Deposit Insurance Corporation (FDIC) deposit insurance.

Public Pursuant to SEC Rule 17a-5(e)(3)

HBI and related entities, pursuant to the master interaffiliate services agreement, provide certain operational and administrative support, which includes occupancy and equipment, to HIC. Allocated costs are based on an internal methodology. Payable to affiliate of $11,207,277 as of December 31, 2025 consists of allocated taxes as well as amounts related to all other interaffiliate activity.

Pursuant to a sub-custodial and asset allocation agreement with HNB, HIC has engaged HNB to act as sub-custodian for the assets of certain investment products for which it serves as investment advisor and coordinates custodian services. HNB also provides asset administration services such as re-balancing in accordance with established models regarding securities in which the accounts are invested. HIC compensates HNB for these services based on the number of open accounts.

HIC earned fees related to the sale and referral of insurance products with Huntington Insurance, Inc. (a wholly owned subsidiary of HBI) for the year ended December 31, 2025.

12. NET CAPITAL REQUIREMENTS

Pursuant to the uniform net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934, HIC is required to maintain minimum net capital as defined under such rule. At December 31, 2025, HIC had regulatory net capital of $32,671,493 or an excess of $31,192,617 over required net capital of $1,478,876. In addition, aggregate indebtedness, as defined, cannot exceed a ratio of 15 to 1, or 1,500%, of net capital. At December 31, 2025, the ratio of aggregate indebtedness to net capital was 68%.

HIC claims exemption from the provisions of Securities Exchange Act Rule 15c3-3, pursuant to paragraph (k)(2)(ii). The Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to non-covered brokerage activity that is not subject to SEA Rule 15c3-3, including (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) the receipt of fees for referring transactions to other broker-dealers; and (3) the receipt of fees for services provided to affiliates in connection with transactions. HIC does not claim an exemption from SEA Rule 15c3-3 with respect to this portion of its business.

13. COMMITMENTS AND CONTINGENT LIABILITIES

The Company is involved at times in various litigation, claims, arbitration and regulatory matters arising out of the normal course of its business. Management believes that after consultation with

Public Pursuant to SEC Rule 17a-5(e)(3)

legal counsel the final outcome of these matters will not materially affect the future results of operations or financial position of the Company.

In the normal course of business, the Company enters into contracts and agreements that have a variety of representations and warranties. Management believes that these representations and warranties will not have a material adverse effect on the future results of operations or financial position of the Company.

14. SUBSEQUENT EVENTS

On February 4, 2026, HNB announced that it has selected Ameriprise Financial Services, LLC as its new retail investment program provider. Under the terms of the agreement, Huntington will transition support of its retail brokerage, investment advisory and insurance services, currently managed by HIC, to the Ameriprise Financial Institutions Group. HIC's Advisors and Service Specialists will become employees of HNB and will continue to serve their customers using the name HFA. This transition is expected to take place during the second half of 2026.

The Company evaluated subsequent events through March 2, 2026, which is the issuance date of the financial statement, and made the determination that no other events occurred subsequent to December 31, 2025 that would require disclosure in or would be required to be recognized in the financial statement.

****